UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DIXON TICONDEROGA COMPANY

(Name of Subject Company)

DIXON TICONDEROGA COMPANY

(Names of Persons Filing Statement)

COMMON STOCK

($1.00 PAR VALUE)
(Title of Class of Securities)

CUSIP 255860108

(CUSIP Number of Class of Securities)

Richard A. Asta

Dixon Ticonderoga Company
195 International Parkway
Heathrow, FL 32746
(407) 829-9000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip M. Shasteen, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP
403 E. Madison Street
Tampa, Florida 33602
(813) 225-2500

      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

EXPLANATORY NOTE

      This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dixon Ticonderoga Company, a Delaware corporation (“Dixon”), with the Securities and Exchange Commission on January 7, 2005, as previously amended and supplemented by Amendment No. 1 thereto filed by Dixon on January 26, 2005 and Amendment No. 2 thereto filed by Dixon on February 2, 2005 (the “Schedule”) relating to the offer by Pencil Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Fila-Fabbrica Italiana Lapis ed Affini S.p.A., an Italian corporation, to purchase all of the issued and outstanding shares of outstanding Dixon common stock at a purchase price of $7.00 per share, net to the seller in cash and without interest thereon. This Amendment No. 3 is being filed to amend the information provided in Item 8 of the Schedule. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule.

Item 8.	Additional Information

      Item 8 is amended and supplemented by adding the following section as the last section of Item 8.

      At 5:00 p.m., New York City time on Monday, February 7, 2005, the Offer expired, as scheduled. Registrar and Transfer Company, the depositary for the Offer, has advised Dixon and Fila that, as of expiration, a preliminary total of 3,001,113 Shares, representing approximately 93.5% of the total Shares outstanding, were validly tendered into the Offer, and not withdrawn.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIXON TICONDEROGA COMPANY

By:	/s/ RICHARD A. ASTA

Richard A. Asta
Executive Vice President of Finance and Chief Financial Officer

Dated: February 8, 2005

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